Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

October 6, 2005

Item 3

News Release

The press release was issued on October 6, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) is pleased to announce that it has entered into an agreement for a “bought deal” financing with a syndicate of underwriters led by Canaccord Capital Corporation and including Haywood Securities Inc., Blackmont Capital Inc. and TD Securities Inc. Nevsun will issue 13,350,000 units (the “Units”) at CDN$2.25 per Unit to raise gross proceeds of CDN$30,037,500.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

October 6, 2005

NEVSUN RESOURCES LTD.
Per: “Maureen Carse”
Maureen D. Carse
Corporate Secretary

N E W S R E L E A S E

NEVSUN ANNOUNCES CDN$30 MILLION “BOUGHT DEAL” FINANCING

October 6, 2005

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) is pleased to announce that it has entered into an agreement for a “bought deal” financing with a syndicate of underwriters led by Canaccord Capital Corporation and including Haywood Securities Inc., Blackmont Capital Inc. and TD Securities Inc. Nevsun will issue 13,350,000 units (the “Units”) at CDN$2.25 per Unit to raise gross proceeds of CDN$30,037,500. Each Unit consists of one common share and one-half of one transferable share purchase warrant, each whole warrant exercisable for three years at an exercise price of $3.00 per share.  The underwriters have the option to purchase up to an additional 4,428,000 Units at the offering price until 48 hours prior to closing.  Nevsun will file a short form prospectus to qualify these securities.  The net proceeds from the offering will be used for exploration and development work on Nevsun’s properties in Mali and Eritrea and for general corporate purposes.

The offering is scheduled to close on or before October 25, 2005 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-27.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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